FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated December 13, 2006

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F.☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Contacts
Fazekas Gyula	Magyar Telekom IR	+36 1 457 6186
Rita Walfisch	Magyar Telekom IR	+36 1 457 6036
investor.relations@telekom.hu

Magyar Telekom enhances multimedia and content competencies

Budapest — December 13, 2006 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that it has signed agreements to acquire MobilPress and MFactory, two service providers in the mobile multimedia and content market for HUF 1 bn. The transaction will enable the Magyar Telekom Group to enhance its presence in the mobile content business and develop a multi-channel multimedia service centre to capture opportunities in this growing segment.

Magyar Telekom Plc has agreed to acquire a 100% stake in MobilPress and a 75.05% stake in MFactory for a combined purchase price of HUF 1 bn. In addition, the company also has an option to increase its stake in MFactory to 100% from 2009.

MobilPress is one of the major Hungarian mobile content providers and manages, among others, the t-zones portal. MFactory is one of the leading Hungarian mobile content producers and aggregators. The combined revenue of the companies in 2006 is anticipated to be around HUF 1.8 bn with an EBITDA of HUF 120 m.

The MobilPress transaction is subject to the approval of the Hungarian Competition Authority.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: December 13, 2006